

Mead Johnson™ Nutrition

GROWING STRONGER EVERY DAY

Mead Johnson Nutrition Annual Report 2010



OUR MISSION

TO NOURISH THE WORLD'S CHILDREN FOR THE BEST START IN LIFE

OUR VISION

TO BE THE WORLD'S LEADING NUTRITION COMPANY FOR BABIES AND CHILDREN



TO OUR SHAREHOLDERS, COLLEAGUES & BUSINESS PARTNERS:

THIS PAST YEAR WAS THE SECOND SINCE OUR INITIAL PUBLIC OFFERING AND OUR FIRST FULL YEAR AS A COMPLETELY INDEPENDENT PUBLIC COMPANY. AS EVIDENCED BY A BROAD SET OF MEASURES, MEAD JOHNSON NUTRITION FOLLOWED ITS STRONG DEBUT YEAR WITH AN OUTSTANDING PERFORMANCE IN 2010.

Driving that performance is a talented, diverse and effective global team of nearly 6,500 employees who draw inspiration every day from our Mission – to nourish the world's children for the best start in life. Underpinning that performance is a powerful combination of factors and capabilities that makes Mead Johnson uniquely qualified to achieve its Vision – to be the world's leading nutrition company for babies and children:

> the large and dynamic industry in which we operate, with very favorable demographics and fundamentals for profitable growth;

> a broad and balanced geographic footprint, with a particularly strong emerging-market presence;

> a portfolio of leading brands and over 70 products to meet the nutritional needs of infants and children;

> the depth and strength of our science and our innovation pipeline;

> our total commitment to quality and continuous improvement;

> a diverse global leadership team and strong organizational capabilities, including those necessary to operate as a standalone independent company; and

> our financial strength – demonstrated by outstanding margins and excellent cash flow – leading to superior shareholder value.

Across our top measured markets, representing about 95 percent of our global sales, our singular focus on pediatric nutrition has enabled us to achieve the number one position by value in infant formula and the number two position by value in children's nutritional supplements.

In 2010, we delivered another year of record sales and earnings, with both growing at 9 percent, on a non-GAAP, constant dollar basis, versus 2009. Our sales growth was a particularly notable achievement, not only because it was the largest dollar increase over the last five years, but also because it was based on a solid 5 percent volume gain. This performance was led by our Asia-Latin America segment, which grew 16 percent, excluding foreign exchange. In fact, our sales outside the United States accounted for 68 percent of the Company total in 2010, up from 65 percent in 2009.

The performance of our stock reflects the trust that investors are placing in Mead Johnson and their confidence in our business model, our strategies, our brands and our people. In 2010, MJN delivered just under a 45 percent total return to our shareholders, nearly triple the return generated by the S&P 500 Index.

INTERNATIONAL GROWTH ENGINE The impressive growth across Asia and Latin America was led by China and Hong Kong, which together reported sales of $745 million in 2010, and now account for nearly a quarter of our global revenues. Strong, double-digit gains were also recorded across numerous other markets in this segment, including Malaysia and Singapore, as well key Latin American countries, including Mexico, Brazil, Colombia and Peru.

Our business benefitted significantly from our increased investments behind advertising and promotion and in selective sales force expansion. In 2010, we increased our spending on these demand-generation activities by 13 percent worldwide.

We use a three-pillared demand-generation strategy – reaching out directly to parents, communicating important nutritional science through healthcare professionals, and partnering with retailers. We are communicating with consumers in new ways and through new media to help ensure that our superior science is well understood.

We also broadened and strengthened our sales and distribution infrastructure in selected high-growth markets, most notably in China and Brazil. As a result of our ongoing "Step Change" Program in China, we now have full sales and marketing resources in place in almost 200 cities – nearly triple the number from 2008, with another 50 cities to be added over the coming year.

Sales in Europe accounted for a small percentage of our global business and are heavily concentrated in specialty formulas – such as Nutramigen – that are primarily distributed through pharmacies. These very specialized products reinforce Mead Johnson's reputation for rigorous scientific research and nutritional expertise among leading scientists, regulators, healthcare professionals and parents – providing a solid foundation as we look to build our presence in the region.

IMPROVING PROSPECTS IN THE UNITED STATES The United States remains our largest market, and we were able to stabilize our full-year sales there, despite continued declines in births and overall formula consumption. Our slight U.S. sales increase for 2010 compares to a decline of 10 percent in 2009, and there was steady improvement in our business during the second half of the year.

DESPITE ALL THIS GROWTH... WE DID NOT LOSE SIGHT OF THE "LEAN" MINDSET THAT HAS SERVED US SO WELL OVER MANY YEARS.

We were able to grow share in a softer market on the strength of successful new product launches – such as Enfamil Premium with Natural Defense™ Dual Prebiotics and Enfamil Premium Newborn – as well as the introduction of our unique plastic tub and refill pouch packaging system. We also experienced some additional demand during the closing months of the year, resulting from the marketplace recall of a competitor's product.

EXPANDING FOOTPRINT In early 2010, we announced our agreement to partner with Almarai, the leading regional food and dairy producer in the Middle East. By June, we had formally established our new joint venture – the International Pediatric Nutrition Company (IPNC), and by December, IPNC was launching its first products into the Kingdom of Saudi Arabia. Although the new Almarai Enfamil A+ is currently being imported, before the end of 2011, the venture will be producing products for families across the Gulf Cooperation Council at a new, local, state-of-the-art production facility being built by Almarai.

Brazil, another key development market for us, accelerated its growth in 2010. Due to a combination of our entry into the infant formula market and the continuing strength and growth of our Sustagen brand of children's nutritional supplements, Brazil was our fastest-growing market on a percentage basis last year, moving into our top 10 countries list and contributing to Latin America being our fastest-growing region.

Another market with tremendous, long-term potential is India. There, we are actively sharing our credentials and nutritional expertise with the local scientific, medical and regulatory communities, while also carefully learning and gaining consumer insights. Overall, we remain in an investment mode – slowly but steadily building our presence in the marketplace and looking for the best ways to make meaningful contributions to the growth and development of India's infants and children.

FINANCIAL FOCUS AND OPERATIONAL DISCIPLINE Despite all this growth, and the substantial investments required to support it, we did not lose sight of the "lean" mindset that has served us so well over many years, paying close attention to operational efficiency and overall cost control.

One area of focus, where we made solid progress in 2010, was managing controllable working capital. We were able to reduce average working capital to below 9 percent of sales in 2010, from 12 percent in 2009, and almost 15 percent in 2008 – significantly better than the 11.4 percent rate averaged by our peer companies.

Another of Mead Johnson's historical strengths has been our ability to drive growth and productivity hand-in-hand. Although it gets tougher each year, we have a standing target of 3 percent in annual cost reductions, through various productivity initiatives and efficiencies. In 2010, we were able to remove a record amount – over $46 million – from our product costs.

We also benefitted from our November 2009 debt refinancing, which cut our interest expense nearly in half, as well as tax planning efforts that helped reduce our effective tax rate from 30 percent in 2009 to below 29 percent in 2010.

These financial and operational efficiencies facilitated our record earnings and helped to offset a $24 million adverse impact from two devaluations of the Venezuelan bolivar, cost increases for a number of key commodities, an $11 million incremental non-cash pension expense, and $18 million in cost overlaps for various shared services resulting from the ongoing transition of IT, finance, and indirect procurement from BMS to IBM.

We completed the design of our Global SAP Technology Platform during 2010, and went live with the new system in North America during the fourth quarter. This work is a critical step toward eliminating the last of the remaining shared service overlaps by the end of 2011 and fully leveraging the efficiencies of our new global infrastructure in 2012 and beyond.

HERITAGE OF QUALITY AND INNOVATION For more than a century, Mead Johnson has led the way in developing safe, high-quality, innovative products to help nourish the world's children for the best start in life. Ours is a business built on the trust of generations of parents and healthcare professionals, which is why we have such an uncompromising commitment to product safety and quality.

Over the past five years, more than $60 million of our capital investments have been directed toward our quality systems and processes, and we have rigorous quality control capability at each of our seven manufacturing locations worldwide. This kind of commitment not only builds and strengthens the reputation of our products and brands, but also helps make the Mead Johnson logo a seal of approval or "trust mark" for consumers across the globe. Even with our impressive performance record in this area, we are constantly looking for ways to further raise quality standards.

Perhaps nothing better symbolizes our Company's focus on continuous improvement and the advancement of quality and science in pediatric nutrition than the development of the Mead Johnson Pediatric Nutrition Institute (PNI). The PNI builds on our heritage of quality and innovation – connecting the latest in scientific technology and research with cutting-edge manufacturing and quality processes, as well as developing powerful nutrition educational programs and materials for academics and healthcare professionals.

We have established a growing global network of PNI laboratories and facilities that put us at the forefront of pediatric nutrition science and quality. Over the past year, we have dedicated two new PNI locations – one in the United States and one in Mexico – and broken ground for a third in China that will open in November 2011. Together, these three facilities represent an investment of $50 million, above and beyond our baseline R&D spending.

But the Mead Johnson PNI goes far beyond brick and mortar. It is a virtual, global entity through which we:

> collaborate with academic institutions around the world to conduct ground breaking research on the critical nutrition issues impacting children;

> develop new products to meet the evolving needs of consumers and incorporating the most current nutritional science;

> foster and develop strong relationships with organizations in public health, pediatric medicine, dietetics and child care to collaborate on initiatives that positively impact the well-being of children; and

> help bring experts from various fields together to support continuing education seminars and materials for health professionals, sharing the results of research and teaching best practices in pediatric nutrition.

THE POTENTIAL TO GROW THE BUSINESS SUSTAINABLY AND PROFITABLY AND TO MEANINGFULLY ADVANCE THE STATE OF PEDIATRIC NUTRITION HAS NEVER BEEN MORE COMPELLING.

EVERYTHING STARTS WITH GOOD PEOPLE Of course, everything we do and have been able to accomplish begins with the talent and commitment of our people. We have been steadily increasing our capabilities and improving our management strength and depth – not only driven by the need to achieve full separation from our former parent, but also by our desire to better position ourselves to take full advantage of current and future business opportunities.

It starts at the top, where we added to the strength and depth of our experienced Board of Directors, with the additions of Kimberly Casiano, Anna Catalano and, most recently, Celeste Clark. These three businesswomen bring with them an additional richness of perspective and global operating expertise that will be invaluable to our success.

Similarly, as a result of our transition to full corporate independence, we have added expertise in a number of key areas in 2010, including Tax, Finance, External Affairs, Compensation & Benefits – among others. This additional bench strength has also facilitated the Board's and the Management Committee's ability to engage in more robust senior management development and succession planning to support the organization's long-term continuity and growth.

Another important step in strengthening the Company culture and team member engagement was the establishment of a unique set of Core Values to underpin our powerful Mission and Vision. These values define what we stand for and help to guide us in terms of the kind of people we are seeking to attract, develop and retain in the Mead Johnson organization:

> passionate pursuit of continuous improvement in all we do,

> uncompromising commitment to scientific rigor and product quality,

> unwavering integrity in every relationship we have and action we take, and

> an environment of openness, respect and high performance.

Speaking from our collectively long experience with the Company, there has never been a more exciting time to be a part of Mead Johnson. The potential to grow the business sustainably and profitably and to meaningfully advance the state of pediatric nutrition has never been more compelling.

We sincerely appreciate the hard work and dedication of our Mead Johnson colleagues, the support of our partners, as well as the confidence of our growing base of shareholders. We are tightly focused on excellent execution of our strategic business plan to create added value for all our key constituencies.

Sincerely,



Stephen W. Golsby
President and
Chief Executive Officer



James M. Cornelius
Chairman of the Board

11%
PER YEAR

GROWTH RATE FOR MEAD JOHNSON'S SPENDING ON R&D FROM 2001 THROUGH 2010, CONTRIBUTING TO NEARLY 50 NOTABLE PRODUCT, INGREDIENT AND PACKAGING INNOVATIONS LAUNCHED DURING THAT TIME PERIOD



INNOVATION

SCIENTIFIC RIGOR, UNCOMPROMISING QUALITY

MEAD JOHNSON'S RECOGNITION AS A WORLDWIDE LEADER IN PEDIATRIC NUTRITION RESULTS FROM THE COMBINATION OF OUR PASSIONATE COMMITMENT TO SCIENCE-BASED RESEARCH AND OUR DEEP INSIGHTS INTO THE NEEDS OF CHILDREN AND THEIR PARENTS.

In 2010, we introduced close to a dozen significant product, packaging and ingredient innovations that helped advance our mission to nourish the world's children for the best start in life.

We were the first to help infants get the doctor-recommended amount of vitamin D through formula during the crucial first three months of life with the introduction of Enfamil Premium® Newborn in the United States – part of a staged approach that takes into account the varying nutritional needs of infants and children as they grow and develop.

Support of healthy immune systems was the driving force behind the launch of a new, patented prebiotic blend in infant formulas in the United States and Mexico, as well as the addition of the immune response-enhancing ingredient, beta-glucan, to children's products in a number of Asian and Latin American markets.

Also new in 2010 was Enfamil Premature High-Protein. This highly specialized formulation is based on extensive nutritional research by leading neonatologists and reflects our commitment to provide proper nutrition to the most fragile and vulnerable among the infant population.

Of course, our innovation efforts extend beyond nutritional and health benefits. The introduction of our unique plastic tub and refill pouch packaging system offers additional value and convenience to parents, while also having a positive impact on the environment, as a result of reduced packaging usage and increased recyclability.

Importantly, the driving force behind all of these creative efforts is our outstanding R&D team. Representing a wide range of scientific and medical specialties, they bring a sophisticated, global perspective – as well as curiosity and passion – to their work, as they expand the potential benefits of pediatric nutrition every day.

Fully integrated with our innovation activities are rigorous programs designed to ensure the safety and quality of our products. Mead Johnson embeds quality throughout the product lifecycle – from the lab bench to the production line and throughout the distribution process. The rigor begins with ingredient quality review and continues through technology assessment, specification development, process qualification and long-term stability studies. We understand the significance of the trust placed in us and our products by healthcare professionals and parents around the world and recognize that constant vigilance is required to continue earning that trust.



SETTING THE STAGE FOR NEW BREAKTHROUGHS

While the establishment of the Mead Johnson Pediatric Nutrition Institute (PNI) involves significant investments in facilities and equipment, the real power of the PNI comes from its ability to connect a virtual global network of leading scientific experts, research initiatives, white papers and data sources to further enhance understanding of the significant role early-life nutrition plays in long-term health outcomes. The goal is then to effectively translate that understanding into better nutritional products and practices for both current and future generations.

PERFORMANCE

ROBUST GROWTH, CONTINUOUS IMPROVEMENT

BY EVERY OBJECTIVE MEASURE – SALES, EARNINGS, MARKET SHARE, RETURN TO SHAREHOLDERS – 2010 WAS AN IMPRESSIVE YEAR, BUT MEAD JOHNSON'S SUCCESS EXTENDED FAR BEYOND THE NUMBERS. SIGNIFICANT PROGRESS WAS ALSO MADE INCREASING EFFICIENCIES, LEVERAGING RESOURCES AND EXPANDING CAPABILITIES.

Mead Johnson operates in a highly competitive marketplace and continues to face a challenging economic environment. So, as gratifying as the 2010 results were, we recognize the need to continuously raise the bar on performance in order to meet the challenges of the new year, exceed the expectations of customers, and fully capitalize on identified opportunities.

Success is not just keeping up with the competition – it is about creating and sustaining competitive advantage. In order to truly win, we need to grow faster than the category and increase our separation from competing brands and companies.

While we must continue offering high quality products with superior benefits, we also need to nurture the brands behind them. Mead Johnson is investing at record levels behind its most important brands – like "Enfa" – while striving to make that spend as effective and efficient as possible.

As we have increased our marketing investments, we have carefully measured the results in order to ensure that our efforts are impacting their intended targets effectively, driving consumers to choose our brands – bolstering their image and our sales performance.

In 1959, Enfamil infant formula was launched; and over the past five decades, we have transformed "Enfa" into a powerhouse brand. By understanding consumers' needs and concerns – and aligning them with relevant benefits built into our products under the "Enfa" banner – we have extended the brand's equity across multiple geographies and stages of development. Today, "Enfa" is a multi-billion dollar global brand – trusted to deliver brain and immunity benefits and healthy growth through supplements for pregnant and lactating women, infant formula, follow-on formulas, growing-up milks and school-age milks.

We are constantly looking to enhance the "reason to believe" in all our brands – including the "Mead Johnson" brand – to reinforce and extend the trust and preference they have earned among healthcare professionals and parents worldwide. To help us best leverage these valuable corporate assets, we have added to the capacity and capabilities of our Global Marketing team. They play a key role in aligning brand and innovation strategy to help deliver a winning new product pipeline, grounded in consumer insights and the latest science. Also, in collaboration with regional marketing leaders, they craft powerful messaging across a variety of media to help ensure that our superior products, benefits and science are widely recognized and well understood.

NET SALES* [IN BILLIONS]


2006
$2.3
2007
$2.5
2008
$2.8
2009
$2.8
2010
$3.1

EARNINGS PER SHARE*


2006
$1.63
2007
$1.72
2008
$1.90
2009
$2.23
2010
$2.42

*Non-GAAP results shown. Please refer to table on the back inside cover for reconciliation to GAAP data.


17%

SALES GROWTH IN 2010 FOR THE "ENFA" BRAND WORLDWIDE (ENFAMIL, ENFAMAMA, ENFALAC, ENFAPRO, ENFAGROW, ENFAKID AND ENFASCHOOL)

17%

BASELINE REDUCTION IN NATURAL GAS CONSUMPTION AT MEAD JOHNSON FACILITIES WORLDWIDE FROM 2001 THROUGH 2009



RESPONSIBILITY

UNWAVERING INTEGRITY, CARING SUPPORT

EVERY DAY, MEAD JOHNSON NUTRITION EMPLOYEES WORLDWIDE LOOK TO THE COMPANY'S MISSION AND VISION FOR INSPIRATION – TO REINFORCE WHY WE ARE IN BUSINESS AND WHAT WE ASPIRE TO ACHIEVE – AND TO OUR SET OF CORE VALUES – TO REINFORCE WHAT WE BELIEVE IN AND WHAT IS ESSENTIAL FOR THE LONG-TERM GROWTH AND SUCCESS OF OUR BUSINESS AND CULTURE.

Linking with and providing a foundation for these Core Values is the Mead Johnson Standards of Business Conduct and Ethics, which embody our commitment to not only complying with the letter of the law, but also adhering to the highest principles of moral and ethical behavior. These standards and values guide us and help ensure that we act with integrity and respect the trust placed in us by our customers, consumers, fellow employees, shareholders, regulatory agencies, suppliers, partners and the communities in which we live and work.

Even beyond making these right choices, we are committed to always "doing the right thing" as a company. Mead Johnson has been a responsible corporate citizen for more than a century, and we are resolved to build upon that heritage as we grow our global business profitably and sustainably over time.

As part of our transition to full corporate independence, we have been taking a closer look at how – beyond living out our Mission to nourish the world's children for the best start in life – we can help ensure that the world in which they grow up is a little cleaner, healthier and better place to be. As a result of this examination, we have refined and formalized our approach to Corporate Social Responsibility (CSR).


MeadJohnson
Nutrition

Our Values

PASSIONATE PURSUIT OF CONTINUOUS IMPROVEMENT IN ALL WE DO

UNCOMPROMISING COMMITMENT TO SCIENTIFIC RIGOR AND PRODUCT QUALITY

UNWAVERING INTEGRITY IN EVERY RELATIONSHIP WE HAVE AND ACTION WE TAKE

AN ENVIRONMENT OF OPENNESS, RESPECT AND HIGH PERFORMANCE


Enfamil
Infant
Enfamil
Infant

A WIN-WIN FOR CONSUMERS AND THE ENVIRONMENT

Our new Enfamil® reusable tub and refill system not only offers increased value and convenience for consumers, but also offers the potential for significant reductions in the carbon footprint of the packaging involved. Under a typical scenario, use of our recyclable tub and environmentally friendly refill boxes involves up to 35 percent less packaging materials, 60 percent less energy usage and 50 percent less greenhouse gas emissions.

Our CSR strategy is built along three simple elements:

> Serving the Marketplace
Fostering trust through our commitment to the highest business standards and best nutritional quality

> Protecting the Environment
Committed to a more sustainable business in order to preserve resources for future generations

> Nurturing Communities
Working to create communities where families and individuals can grow and prosper

In addition to holding to the standards and values noted above, "Serving the Marketplace" includes our commitments to quality assurance, market responsiveness and responsible marketing, as well as the nutritional science and knowledge-sharing initiatives of the Mead Johnson Pediatric Nutrition Institute.

Relative to "Protecting the Environment", we have identified some key focus areas for our efforts – energy and water utilization, emissions and waste management, reduction of packaging impact, and responsible sourcing of raw materials. These are all aspects of our operations where we have had past success, but still see additional opportunities for improvement. We are currently in the process of establishing various corporate multi-year environmental targets and ensuring that we have the appropriate systems and measures in place to track our performance and progress against those goals over time. In support of that, over the past year, we have implemented a global waste/resource management strategy; launched our new Environmental, Health & Safety Management software; and formed a cross-functional Eco-Smart Sustainable Packaging Workgroup.

The third pillar of our CSR program – "Nurturing Communities" – encompasses the way we support people – both inside and outside the organization. Internally, it refers to our efforts to provide a fair and safe workplace and to encourage employee engagement, diversity and inclusion. Externally, it addresses how we seek to maximize the positive impact of local investment across our broad-based, global enterprise and how we give back to the communities in which we operate in terms of philanthropy and volunteer involvement.

Over the past year, we have taken a number of actions to bolster our philanthropic activities, including the establishment of the Mead Johnson Nutrition Foundation. We also have launched a program to match charitable donations by employees with Company contributions. In general, we are looking to create a more global platform from which to carry on our longstanding efforts to support infants and children in especially fragile and vulnerable circumstances. We want to build upon our well-established charitable programs – such as Feeding Hope, Helping Hands, Raising Lives, One Kilogram of Hope, Journey of Love, and those addressing metabolic and rare infant diseases – as well as some newer efforts to support orphanages and children who don't have parents to provide them with the best start in life.



We are looking to utilize the full range of assets we have at our disposal to make a positive difference in our local communities – and the world – leveraging not only financial contributions, but also our scientific capabilities and deep insights into pediatric nutritional needs, as well as our very talented and passionate employees. Like our global business, we want our positive social impact and ties to our communities to grow stronger every day.


PKU
希望花开
关爱PKU孩子

MAKING A DIFFERENCE WITH METABOLIC DISORDERS

Phenylketonuria (PKU) is a disorder that has been a focus for MJN around the world. In China, in cooperation with the Ministry of Health, we initiated a multi-year, $4-million effort to increase PKU awareness and newborn screening, train local healthcare professionals on PKU management, and donate specialty formula to help meet the nutritional needs of hundreds of PKU infants from poverty stricken families. Under the China Foundation for Poverty Alleviation, we have also established and provided initial funding for the "Bloom of Hope Fund" to encourage broader involvement in PKU philanthropy.


163
MILLION

THE ESTIMATED NUMBER OF ORPHANS AND "DISPLACED" CHILDREN WORLDWIDE — A POPULATION THAT FITS SQUARELY INTO MEAD JOHNSON'S PHILANTHROPIC FOCUS OF SUPPORTING YOUTH IN PARTICULARLY FRAGILE AND VULNERABLE CIRCUMSTANCES












BOARD OF DIRECTORS [pictured L-R]

top row

James M. Cornelius
Chairman of the Board
Chairman and
Former Chief Executive Officer,
Bristol-Myers Squibb

Steven M. Altschuler, M.D. [2, 4]
Chief Executive Officer,
The Children's Hospital of Philadelphia

Howard B. Bernick [1, 2]
President, Bernick Advisory Limited;
Former President and Chief Executive Officer,
Alberto Culver Company

Kimberly A. Casiano [1, 3]
Former President and Chief Operating Officer,
Casiano Communications Inc.

Anna C. Catalano [2, 3]
Former President, Amoco Orient Oil Company -
China and Group Vice President -
Marketing, BP plc

bottom row

Celeste A. Clark [4]
Senior Vice President -
Global Public Policy and External Relations
and Chief Sustainability Officer
The Kellogg Company

Stephen W. Golsby
President and Chief Executive Officer,
Mead Johnson Nutrition Company

Peter G. Ratcliffe [1, 3]
Director and Former Chief Executive Officer,
P&O Princess International Division,
Carnival Corporation

Elliott Sigal, M.D., Ph.D. [4]
Director and Executive Vice President,
Chief Scientific Officer and President -
Research and Development,
Bristol-Myers Squibb

Robert S. Singer [1, 3]
Former Chief Executive Officer,
Barilla Holding, S.p.A.

1. Audit Committee
2. Compensation and Management Development Committee
3. Nominating and Corporate Governance Committee
4. Nutrition Science and Technology Committee

MANAGEMENT COMMITTEE [pictured L-R]

back row

Peter G. Leemputte
Senior Vice President and Chief Financial Officer

William C. P'Pool
Senior Vice President,
General Counsel and Secretary

Dirk Hondmann, Ph.D.
Senior Vice President,
Global Research and Development

James Jeffrey Jobe
Senior Vice President, Global Supply Chain

front row

Peter Kasper Jakobsen
President, Americas

Stephen W. Golsby
President and Chief Executive Officer

Lynn H. Clark
Senior Vice President, Human Resources

Charles M. Urbain
President, Asia and Europe



CORPORATE OFFICE
Mead Johnson Nutrition Company
2701 Patriot Boulevard, 4th Floor
Glenview, Illinois 60026
847.832.2420
www.meadjohnson.com

STOCK EXCHANGE
Mead Johnson Nutrition Company is listed and traded on the New York Stock Exchange under the ticker symbol MJN.

DIVIDEND POLICY
Dividends on Mead Johnson common stock are declared by the Board of Directors on a quarterly basis and are typically paid on or about the first day of January, April, July and October.

REGISTRAR AND TRANSFER AGENT
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310

Contact Center:
United States
866.207.6566
Outside the United States
201.680.6578
For the hearing impaired (TDD)
800.231.5469
www.bnymellon.com/shareowner

INDEPENDENT PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP

KEY BRANDS


Enfamil
TM

ROUTINE INFANT FORMULAS

Alacta
Enfamil
Enfamil Premium
Enfamil A+
Enfamil Newborn
Enfalac
Enfalac A+
Enfapro
Enfapro A+
Enfapro Premium


Nutramigen
TM

INFANT FORMULA SPECIALTY/SOLUTION PRODUCTS*

Enfamil Gentlease
Enfamil Premature
Enfamil AR
Enfalac Premature
Enfalac AR
Enfacare
MJN Metabolics
Nutramigen
Nutramigen AA
Nutramigen LGG
Olac
Pregestimil
ProSobee

* for common feeding problems, allergies, intolerance, prematurity, metabolic disorders


Enfagrow
CAL-C-TOSE
NEW FORMULATION
SUSTAGEN
Lactum

CHILDREN'S GROWING-UP MILKS

Alacta
Cal-C-Tose
Choco Milk
Enfagrow
Enfagrow Premium
Enfagrow A+
Enfakid Premium
Enfakid A+
Enfaschool A+
Lactum
Sustagen


Expecta
EnfaMama

VITAMINS / SUPPLEMENTS

Expecta
EnfaMama A+
Poly-Vi-Sol
Tri-Vi-Sol
Fer-In-Sol
D-Vi-Sol

NON-GAAP RECONCILIATION OF FINANCIAL MEASURES

	SALES					EARNINGS PER SHARE				
(In millions except per share data)	2006	2007	2008	2009	2010	2006	2007	2008	2009	2010
GAAP (Net Sales / Earnings Per Share)	$2,345.1	$2,576.4	$2,882.4	$2,826.5	$3,141.6	$2.34	$2.49	$2.32	$1.99	$2.20
Operating model changes[1]	(35.9)	(35.9)	(35.9)	—	—	—	—	—	—	—
Specified items before income taxes[2]	—	—	—	—	—	(0.46)	(0.45)	(0.11)	0.40	0.35
Income tax impact on items above	—	—	—	—	—	0.14	0.10	0.08	(0.12)	(0.13)
Effect of newly issued shares[3]	—	—	—	—	—	(0.39)	(0.42)	(0.39)	(0.04)	—
Adjusted non-GAAP results	$2,309.2	$2,540.5	$2,846.5	$2,826.5	$3,141.6	$1.63	$1.72	$1.90	$2.23	$2.42

[1] Adjustment of our 2006 to 2008 results for comparability to our 2009 results include operating model changes primarily in Brazil and Europe. In Brazil, our ability to operate as a new stand-alone subsidiary was delayed from February 2009 to late September 2009. During that time, BMS distributed and recorded sales for our products and we conducted marketing activities. In Europe, we have transitioned to a third-party distributor model with BMS temporarily serving as our distributor. This reduced net sales by the amount of the distributors' margin and lowered costs for the distribution-related expenses.

[2] Adjustments for IT and other separation costs, severance and other costs, legal, settlement and related costs, IPO-related costs and gain on asset sale.

[3] Adjustments to conform number of shares outstanding to the post-IPO period.

Mead Johnson™ Nutrition


m
j
n

GROWING STRONGER
EVERY DAY